July 10, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C. 20549
Attn: Ms. Anne Nguyen Parker

Re:	Apco Argentina Inc., Commission File No. 000-08933; Amended Preliminary Proxy Statement on Schedule 14A filed on June 25, 2007
Dear Ms. Parker:
          This letter provides a response to your letter dated July 6, 2007 relating to your review of the revised Schedule 14A of Apco Argentina Inc. (the “Company”) filed with the SEC on June 25, 2007. Accompanying this letter is the Company’s Definitive Proxy Statement.
          Set forth below is a restatement of the numbered comment contained in your letter followed by our response to such comment.
Proposal 4 — Approve an amendment to the Company’s Articles of Association Allowing Dividends or Distributions to be Paid Out the Profits of the Company, the Company’s Share Premium Account, or As Otherwise Permitted by Law, page 19
          1. We note your response to prior comments 6 and 8. If proposal 4 is approved, please confirm to us that in your upcoming Form 10-Q, you will include disclosure that addresses the risks associated with making distributions from the share premium account even if you have no profits at a given period and have accumulated deficits.
          Response: If Proposal 4 is approved, the Company will address the risks associated with making distributions from the share premium account even if the Company has no profits for a given period and has accumulated deficits when the Company files a Form 10-Q for the quarter ending June 30, 2007.
          In connection with responding to the SEC’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 10, 2007

     Please feel free to contact me at (918) 573-4201 if you have any questions or need additional information.

Sincerely,
/s/ Brian K. Shore

Brian K. Shore Corporate Secretary